Exhibit 4.4

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (this “MOU”), dated as of December 11, 2012, by and between RiT Technologies Ltd.  (“RiT”) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and Invencom Technologies Ltd. (“Invencom"), a private company incorporated in Israel (No. 512018763), located at 11 Nachal Shikma Street, Modiein, Israel (together the “Parties”).

WHEREAS
Invencom desires to perform a technological feasibility check for a contemplated technology it names "Optical Matrix Technology" for ____________________ (the "Technology" and "Feasibility Project", respectively); and

WHEREAS	Invencom has asked RiT to join skilled personnel for working together, under administration of Invencom, towards a successful completion of the Feasibility Project; and

WHEREAS
RiT is interested in inspecting new potential technologies and the future results of this contemplated Technology-feasibility will enable assessment and possible purchase thereof by RiT (at its discretion) in favorable terms;

NOW THEREFORE, the parties agree as follows:

1.	The preceding preamble constitutes an integral part of this MOU.

2.
Subject of the MOU. Both parties will join specific professional personnel to work together under the management of Invencom, for performing the Feasibility Project, according to the provisions and limitations herein this MOU.

3.
Representations and Warranties. Invencom represents and warrants to RiT that: (a) Invencom possesses the rights in the contemplated Technology, which is an idea in preliminary perception, and its intellectual property rights are not registered in any relevant registration (b) To its knowledge, the performance of the undertakings contemplated herein will not violate any third party's rights and does not require any consent or approval of any third party.

4.
RiT's personnel. RiT designates and allows few of its employees, specified in Schedule A hereto (the "Allowed Employees"), to serve Invencom during the Term of this MOU (as defined below), for performing the Feasibility Project together with Invencom's personnel.

It is clarified and agreed that the Allowed Employees shall serve Invencom only in their leisure time, which is outside their mandatory and regular working hours for RiT.  For avoidance of doubt, RiT’s regular tasks shall take precedence over the Feasibility Project. RiT, being the employer of the Allowed Employees, retains all the rights regarding such Allowed Employees, without limitation.

5.
Invencom undertakes, severally and exclusively, to compensate RiT's Allowed Employees for their service to Invencom. The compensation to be paid and the appropriate agreement to be signed between Invencom and the Allowed Employees shall be subject to RiT’s prior written consent.

6.
Invencom's Personnel. Invencom undertakes to recruit and hire during the Term, specific experts set forth in Schedule B hereto, for working together with the Allowed Employees on the Feasibility Project. Invencom shall be solely responsible for its personnel in all respects, including without limitations, for their compensation.

7.
Designated room. Subject to Invencom's prior request, RiT will designate a room at its offices (24 Raoul Wallenberg Street, Tel Aviv), for the Feasibility Project to be conducted therein during the Term. RiT will charge Invencom for all its costs and overhead for using such room, public spaces (kitchen, municipal taxes, lab equipment's and other office equipment etc.), to be calculated proportionately and reasonably by RiT.

8.
Intellectual Property. Invencom shall retain the ownership and all intellectual property rights in and to the Technology and/or the developed technology resulted from the Feasibility Project hereunder.

9.
Term and Termination. The Feasibility Project will start on January 1, 2013 and will end on December 31, 2013 (the "Term"), unless otherwise extended by mutual document signed by both parties. Each Party may terminate this MOU at will, by giving a 30 days prior written notice to the other party.

10.
Option to Purchase the Technology; Definitive Agreement; Approvals. Upon the completion of the Feasibility Project, RiT shall have the right, at its sole discretion, to purchase (or not) the Technology and all rights thereto, at a purchase price equal to the sum of (a) Invencom's  actual and direct costs incurred for the Feasibility Project during the Term (herein “Invencom's  Costs”), plus (b) 25% of Invencom's Costs (together hereinafter the “Purchase Price”). Invencom's Costs will be subject to RiT’s prior approvals and shall be presented to RiT from time to time in order to receive such approvals.

The Purchase Price is supplemented with an additional revenue sharing right for Invencom, equal to 3% out of the proceeds actually received by RiT in return for any future sale of the Technology and/or any future sale of different products using the Technology ("Revenue Sharing Right").

11.
Following the Feasibility Project and if RiT decides, at its sole discretion, to exercise such purchase option, the Parties will negotiate a contemplated definitive agreement, setting forth the Purchase Price and Revenue Sharing Right agreed herein and other customary terms to the satisfaction of both Parties (the "Definitive Agreement"). The  proposed Definitive Agreement shall be subject to the further approvals of RiT's (a) Audit Committee (b) Board of directors, and (c) shareholders, unless this approval will not be needed in such circumstances to be determined solely by RiT (as a matter of Israeli Law).

12.
Public Disclosure. Neither party hereto will make any public disclosure of, or otherwise disclose to any person (other than its employees and agents whose duties require them to have access to such information), the existence or terms of this MOU or the transactions contemplated hereby without the other party’s prior written consent, other than such disclosure that is or will be required by applicable law.

13.
Authority, Governing Law. Each of the parties represents and acknowledges that it has the power and authority to enter into this MOU as indicated herein. This MOU is intended to be legally binding on the parties. This MOU shall be governed by and construed under the laws of Israel and disputes hereunder shall be resolved at the competent courts of Tel Aviv, Israel.

14.
CONDITIONS PRECEDENT. This MOU is subject to the formal approvals of RiT’s (i) Audit Committee, and (ii) Board of Directors. This MOU shall not enter into force and effect before the grant of such approvals, and in case any of said approvals is not granted, no Party shall have any claims or demands against the other Party for said result of invalidity.

IN WITNESS WHEREOF, the undersigned by their duly authorized representatives have signed this Memorandum of Understanding as of the date first above written.

RiT Technologies Ltd.
By:  ____________________________________
Name: __________________________________
Title: ___________________________________

Invencom Technologies Ltd.
By:  ____________________________________
Name: __________________________________
Title: ___________________________________+

Schedule A
RiT's Allowed Employees

•	Alex Shar
•	Slava Anisimov
•	Moshe Medina
•	David Kin

Schedule B
Invencom's Experts (to be recruited/hired)

•	Technology expert - Communication protocols
•	HW engineer (additional FPGA engineer is optional)
•	Mechanical engineer
•	Project Manager